Exhibit 17.1

June 9, 2021

Robert Brown

Chairman

Mike Matacunas

Chief Executive Officer

SPAR Group

1910 Opdyke Court

Auburn Hills, MI 48326

Dear Bob and Mike:

As you know we are independent members of the Board of Directors of SPAR Group (SGRP) and all of the members of the Company’s Audit Committee. Mr. Baer also serves as Vice Chairman of the Board and Chairman of the Audit Committee, Mr. Mayer was until today Chairman of the Governance Committee, and Mr. Novgorodtsev is Chairman of the Compensation Committee. We hereby resign from the Board of Directors and from all other offices and positions we hold.

We take this action notwithstanding our confidence in the CEO and the management of SGRP as well as our respect and admiration for the fine leadership of our international and domestic joint venture partners. We believe that the business of SGRP is strong, that its commitment to its customers is unparalleled in its industry, and that its employees are among the most professional and dedicated that we have ever encountered.

Recent events have reminded us of the strategic importance of sound principles of governance in the success of any company. Such bedrock principles protect the interests of minority shareholders and provide stability for management to pursue its objectives. They include the importance of safeguarding the role of independent Board members, the importance of safeguarding the role of the Audit Committee in approving related party transactions among others, the importance of careful vetting of board members, the importance of consistency in the adoption and application of bylaws, the importance of a steady pursuit of strategic objectives without periodic written shareholder consents and special meeting requests, the importance of seeking and relying upon independent legal and accounting advice, and the importance of relying upon SGRP’s knowledgeable and independent chief financial officer to ensure sufficient liquidity at all times.

We have spent the better part of fourteen months in an effort to put an end to costly and distracting litigation with the Company’s major shareholders. We attempted in good faith to negotiate a Change in Control Agreement (CIC) that would compensate these shareholders in exchange for their agreement to relinquish control of the Company for a few years. We regret that our efforts have proven futile. In recent weeks it became clear that the major shareholders were not willing to accept a CIC in exchange for this compensation. Even more concerning to us is the possibility that these shareholders may attempt to secure for themselves this compensation anyway, not in exchange for a true CIC but despite its absence.

A strong and comprehensive CIC is urgently needed to ensure that important management initiatives are supported, that actions are not taken by two major shareholders that could affect the Company’s liquidity or dilute minority shareholders, and that independent directors are not removed because they refuse to support the objectives of two major shareholders that may not be in the interests of other SGRP shareholders. Among the troubling items that have come to our attention are arguments by the majority stockholders that such payments to them or for their benefit are somehow not related party transactions, do not require Audit Committee approval, and can instead be approved by members of the Board who decline to abstain despite conflicts of interest.

Fortunately, to date no actions have been taken that we believe compromise the Company’s liquidity or violate the Company’s code of ethics.  Yet we remain concerned that actions will be taken that could result in an exodus of key members of management, lenders, and/or auditors with a negative impact on the Company’s liquidity and business. We are hopeful that upon our departure the remaining members of the Board will refrain from any actions that would jeopardize minority shareholders or the Company. For ourselves we have concluded that we are unable to safeguard adequately the governance principles that are so important to us.

Accordingly, we hereby jointly submit this letter of resignation from the Board, effective immediately.

/s/ Arthur Baer	/s/ Jeffrey Mayer	/s/ Igor Novgorodtsev
Arthur Baer	Jeffrey Mayer	Igor Novgorodtsev

cc:

Fay DeVriese

Lawrence David Swift